

January 6, 2012

<u>Via E-mail</u>
Andrew S. Duff
Chairman and Chief Executive Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, Minnesota 55402

> **Re:** **Piper Jaffray Companies**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 001-31720**

Dear Mr. Duff:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Liquidity, Funding and Capital Resources, page 42

1. We note your disclosure of the value of your liquid assets as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amount of liquid assets as of

the balance sheet dates, in future filings please also disclose the average amounts of liquid assets during the period.

2.   As a related matter, please tell us how you consider cash and securities segregated to be available for general liquidity purposes when such accounts are maintained for the exclusive benefit of your clients under Rule 15c3-3.

Item 8. Financial Statements and Supplementary Data, page 54
Notes to the Consolidated Financial Statements, page 62
Note 4 – Acquisition of Advisory Research, Inc., page 69

3.   We note that you issued 881,846 shares of restricted stock as partial consideration for your acquisition of ARI, and that the valuation of such stock was based on the acquisition-date market price of your common stock discounted for liquidity restrictions. Please provide us with a description of the liquidity restrictions placed on these shares, including both time-based and post-termination restrictions. Please also tell us the liquidity discount applied in the valuation of these shares and how such discount was derived.

Note 6 – Fair Value of Financial Instruments, page 73

4.   We note that you utilize the services of independent pricing services in certain of your fair value estimates. Please address the following in detail:

*   Quantify for us the amount of financial instruments classified as level 2 within the fair value hierarchy whose fair values were determined using pricing service data from external providers.
*   Tell us whether you obtain an independent auditor's report or other documentation from your third party pricing service provider regarding its controls over valuation of financial instruments you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.
*   Describe to us any control deficiencies identified related to the service provider's valuation of Level 2 financial instruments and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).
*   Explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.
*   Describe to us the frequency with which you challenge the pricing of any particular Level 2 financial instrument received from the service provider, the results of such challenges, and the impact the challenges had on your assessment of the service provider's internal controls.
*   Tell us whether the third party pricing service providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or

> model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

5.   Please also revise your future filings to expand your disclosures regarding the extent to which you utilize independent pricing services and how this information is obtained and used in developing your fair value measurements. In this regard, please also disclose the following:

- Whether, and if so, how and why, you adjust prices obtained from independent pricing services;
- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. To the extent proprietary models and observable inputs are used, discuss the internal controls you have in place to ensure the models and assumptions used by pricing services reflect those used by market participants;
- How you evaluate the accuracy and completeness of the observable inputs used by the pricing services in valuing securities in order to reach a conclusion that the fair value determination is consistent with ASC 820, and properly classified in the fair value hierarchy; and
- The internal controls in place over the prices received from pricing services.

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A, Filed March 16, 2010
Annual Incentive Compensation, page 21

6.   In future filings please disclose how you determined what portion of a named executive officer's annual incentive compensation was paid in cash and what portion was paid in the form of equity compensation.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Notes to the Consolidated Financial Statements, page 6
Note 15 – Legal Contingencies, page 22

7.   We note your disclosure that for certain matters, you may be able to estimate probable losses or ranges of losses but do not believe, based on currently available information, such losses will have a material effect on the Company's consolidated financial condition. Please respond to the following:

- We note that the threshold for disclosure in ASC 450-20-50 of possible losses or ranges of losses is based on a "possible" threshold, as opposed to "probable". Please revise future filings to clarify your disclosure to discuss the range of "possible" losses or ranges of losses.

- Your disclosure states that you do not believe the estimate of probable losses will have a material effect on your consolidated financial condition, but you did not address your other consolidated financial statements. To the extent that the range of possible losses could have a material effect on any of your consolidated financial statements, please revise future filings to provide the range. If the range of possible losses is not material to any of your consolidated financial statements, please revise your disclosure in future filings to state that fact.

- Your disclosure states that you are a defendant in one legal proceeding where you believe that material loss is reasonably possible, but you are unable to provide a range of loss that is reasonably possible at this time. To the extent the information is known, please revise your disclosure in future filings to provide additional details about the class action complaints that have been brought on behalf of a proposed class of government entities in order to provide additional information about the contingencies. For example, to the extent that damages have been claimed, or you have knowledge of the amount of securities held by these entities, please disclose those facts.

Exhibit 10.1 – First Amendment to Credit Agreement and Waiver

8.   It appears that you have not filed a Form 8-K related to the amendment or the circumstances surrounding the waiver. Please provide us with your analysis regarding whether an Item 1.01 and/or Item 2.04 Form 8-K was required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director